Pharvaris N.V.

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands

August 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah and Kevin Kuhar

Re:	Pharvaris N.V. Form 20-F for Fiscal Year Ended December 31, 2024 File No. 001-40010

Dear Mr. Atallah and Mr. Kuhar:

This letter sets forth the response of Pharvaris N.V. (the “Company”) to the comment letter dated July 24, 2025 from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s annual report for fiscal year ended December 31, 2024 on Form 20-F, filed on April 7, 2025 (File No. 001-40010) (“Form 20-F”), transmitted to Berndt Modig, Chief Executive Officer of the Company.

For your convenience, set forth below is the text of the Staff’s comment and the Company’s response thereto.

Form 20-F for Fiscal Year Ended December 31, 2024

Item 4. Information on the Company

B. Business Overview, page 44

Staff’s comment: We note your inclusion of a molecule named “PHAXXX” for an undisclosed indication in your pipeline table on page 47. In future filings, please clarify if this refers to a specific molecule you are currently developing or if it is a placeholder for future programs in early development. If it does refer to a specific molecule, please revise future filings to provide more fulsome disclosure related to this molecule, including the intended indication and any development steps you have undertaken. To the extent it is a placeholder, tell us why it is sufficiently material to your business to warrant inclusion in your pipeline table. Alternatively, remove any programs that are not currently material to your business from your pipeline table in future filings.

Response: The Company respectfully acknowledges the Staff’s comment. PHAXXX is in early-stage development for a confidential indication. In response to the Staff’s comment, the Company will remove the inclusion of PHAXXX from the pipeline table in future filings, because the program is currently not material to our business.

Item 5. Operating and Financial Review and Prospects

Research and development expenses, page 87

Staff’s comment: We note that during 2024 both of your product candidates IR and XR began Phase 3 clinical trials. Please tell us and revise future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project in future filings.

Response: The Company respectfully acknowledges the Staff’s comment. Below is the draft research and development (“R&D”) expenses table the Company intends to include in its future filings, beginning with the quarterly financials on Form 6-K for the third quarter of 2025. In addition to such quantitative disclosure, if the Company has any qualitative period-to-period insights of management related to the R&D expenses of its key product candidates on a disaggregated basis, then it intends provide additional narrative disclosure.

	[Current Period]	[Prior Period]	Change
(in €)
Project Specific Expenses
IR
XR
Unallocated Expenses
Personnel expenses
Other expenses

Total

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions, please contact Sophia Hudson, P.C. at (212) 446-4750 or Jennifer L. Lee, P.C. at (212) 909-3021, each of Kirkland & Ellis LLP, counsel to the Company.

Sincerely,

Pharvaris N.V.

By:	/s/ Berndt Modig
Name: Berndt Modig
Title: Chief Executive Officer

cc:	Sophia Hudson, P.C.

Jennifer L. Lee, P.C.

Kirkland & Ellis LLP

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